June 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE.
Washington, D.C. 20549
Attention: Valeria Franks and Rufus Decker

    Re:    L.B. Foster Company
        Form 10-K for Fiscal Year Ended December 31, 2023
        Item 2.02 Form 8-K filed May 7, 2024
        File No. 000-10436

Ladies and Gentlemen:

L.B. Foster Company (the “Company”) acknowledges receipt of the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated June 7, 2024 (the “Comment Letter”), relating to the Company’s filings referenced above.

This correspondence letter serves as a request that the Company may respond to the Comment Letter on or before July 9, 2024.

If you have any questions or require any additional information, please do not hesitate to contact me at +1.412.928.3450.

Sincerely,

/s/ William M. Thalman

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company